As filed with the Securities and Exchange Commission on December 24, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934

EMCORE CORPORATION

(Name of Subject Company)

EMCORE CORPORATION, AS ISSUER

(Name of Filing Persons)

5% CONVERTIBLE SUBORDINATED NOTES DUE MAY 15, 2006

(Title of Class of Securities)

290846AA2

(CUSIP Number of Class of Securities)

Howard W. Brodie, Esq.
Thomas G. Werthan
145 Belmont Drive
Somerset, New Jersey 08873
(732) 271-9090

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John E. Welch, Esq.
Ian T. Graham, Esq.
Jenner & Block LLP
601 Thirteenth Street, NW
Washington, D.C. 20005
(202) 639-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$145,575,000 (1)	$11,777.02 (2)

(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of December 23, 2003 of the maximum amount of the 5% Convertible Subordinated Notes due May 15, 2006 that may be received by the Registrant from tendering holders in the exchange offer described herein.
(2)	Registration fee previously paid in connection with the Issuer's Registration Statement on Form S-4 filed December 24, 2003.
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,777.02	Filing Party:	EMCORE Corporation
Form or Registration No.:	S-4	Date Filed:	December 24, 2003

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTION

This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed by EMCORE Corporation, a New Jersey corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the "Exchange Offer") up to $88,962,500 principal amount of its new 5% Convertible Senior Subordinated Notes due May 15, 2011 and $56,612,500 payable in common stock, based on the average of the closing bid prices of its common stock for the five consecutive trading days ending on and including the third trading day prior to the expiration date, up to a maximum of 10,542,365 shares, for up to $161,750,000 principal amount of its existing 5% Convertible Subordinated Notes due May 15, 2006 ("Existing Notes"), upon the terms and subject to the conditions set forth in the Company's prospectus forming a part of the Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 24, 2003 (the "Registration Statement"), and the related Letter of Transmittal for the Exchange Offer (the "Letter of Transmittal"), which are filed as Exhibits (a)(1)(A) and (a)(1)(C) hereto, respectively.

All of the information set forth in the Registration Statement and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 2 through 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

The information in the Registration Statement under the heading "Summary — The Exchange Offer" is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)	Name and Address. The information in the inside front cover of the Registration Statement is incorporated herein by reference.
(b)	Securities. The information in the Registration Statement under the headings "Description of Existing Notes — General," "Description of Our Capital Stock" and "Price Range of Common Stock" is incorporated herein by reference.
(c)	Trading Market and Price. The information on the outside front cover page of the Registration Statement and in the Registration Statement under the heading "Price Range of Common Stock" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)	The information in the inside front cover of the Registration Statement is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)	Material Terms.
1.	Tender Offers.
(i)-(ii)	The information set forth in the Registration Statement under the headings "Summary — The Exchange Offer" and "The Exchange Offer — Terms of Our Exchange Offer" is incorporated herein by reference.
(iii)	The information set forth in the Registration Statement under the heading "The Exchange Offer — Expiration Date" is incorporated herein by reference.
(iv)	Not applicable.
(v)	The information set forth in the Registration Statement under the heading "The Exchange Offer — Extensions; Amendments; Termination" is incorporated herein by reference.

(vi)	The information set forth in the Registration Statement under the heading "The Exchange Offer — Withdrawal Rights" is incorporated herein by reference.
(vii)	The information set forth in the Registration Statement under the heading "The Exchange Offer — Procedures for Tendering Existing Notes" is incorporated herein by reference.
(viii)	The information set forth in the Registration Statement under the heading "The Exchange Offer — Acceptance of Existing Notes for Exchange; Delivery of New Notes" is incorporated herein by reference.
(ix)	Not applicable.
(x)	The information set forth in the Registration Statement under the headings "Summary — Comparison of Our New Notes and Our Existing Notes," "Description of New Notes" and "Description of Existing Notes" is incorporated herein by reference.
(xi)	Not applicable.
(xii)	The information set forth in the Registration Statement under the heading "United States Federal Income Tax Considerations" is incorporated herein by reference.

(a)(2) Not applicable.

(b)	Purchases. None of the Company's officers, directors or affiliates hold any of the Existing Notes and, therefore, no Existing Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(e)	Agreements Involving the Subject Company's Securities. None.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Registration Statement under the headings "Summary — Our Reasons for the Exchange Offer," and "The Exchange Offer — Terms of the Exchange Offer" is incorporated herein by reference.
(b)	Use of Securities Acquired. The Existing Notes acquired in the transaction will be retired.
(c)	Except as set forth in the Registration Statement, the Company is not aware of any plans, proposals or negotiations that would relate to or result in:
(1)	any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its securities;
(2)	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(3)	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;
(4)	any change in the present board of directors or management of the Company;
(5)	any other material change in the Company's corporate structure or business;
(6)	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized or quoted in an automated quotation systems operated by the national securities association;
(7)	any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934;
(8)	the suspension of the Company's obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934;

(9)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or
(10)	any changes in the Company's charter, bylaws or other governing instruments or other acquisitions that could impede the acquisition of control of the Company.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information in the Registration Statement under the heading "Summary — The Exchange Offer" is incorporated herein by reference.
(b)	Conditions. The information in the Registration Statement under the headings "Summary — Conditions to Our Exchange Offer; Termination," and "The Exchange Offer — Conditions for Completion of the Exchange Offer" is incorporated herein by reference.
(d)	Borrowed Funds. None

Item 8.    Interest in Securities of the Subject Company.

(a)	Securities Ownership. None of the Existing Notes are beneficially owned by directors, officers or affiliates of EMCORE or any directors or executive officers of affiliates of EMCORE.
(b)	Securities Transactions. None.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)	The information in the Registration Statement under the heading "The Exchange Offer — Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

(a)(1)	The information in item eight of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference.
(a)(2)	The information in item one of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 is incorporated herein by reference.
(a)(3)	The information in the Registration Statement under the headings "Summary — Insufficiency of Earnings to Cover Fixed Charges" and "Selected Consolidated Financial Data" is incorporated herein by reference.
(a)(4)	The information in the Registration Statement under the headings "Selected Consolidated Financial Data" is incorporated herein by reference.
(b)	The information in the Registration Statement under the headings "Unaudited Pro Forma Information" and "Capitalization" is incorporated herein by reference.

Item 11.    Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	The information in Part III of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference.
(2)	The only regulatory requirements that must be met are those imposed by applicable securities laws.
(3)	Not applicable.
(4)	Not applicable.
(5)	Not applicable.
(b)	Other Material Information. The information set forth in the Registration Statement and the Letter of Transmittal (exhibits (a)(1)(A) and (a)(1)(C) respectively, to this Schedule TO) is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Preliminary prospectus dated December 24, 2004 (incorporated herein by reference to the Registration Statement).
(a)(1)(B)	Form of Senior Subordinated Indenture between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.3 of the Registration Statement).
(a)(1)(C)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 of the Registration Statement).
(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 of the Registration Statement).
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99.3 of the Registration Statement).
(a)(1)(F)	Form of Letter to Clients (incorporated herein by reference to Exhibit 99.4 of the Registration Statement).

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMCORE CORPORATION
By: /s/ Reuben F. Richards, Jr.

Name:	Reuben F. Richards, Jr.
Title:	President and Chief Executive Officer
Dated:	December 24, 2003